RE: Support Item 16 Energy Transition Social Impact Report

Dear ExxonMobil shareholders:

The United Steelworkers (USW) urges you to vote FOR Item 16 which requests that the Board of Directors create a report regarding the social impact on workers and communities from closure or energy transition of the Company’s facilities, and alternatives that can be developed to help mitigate the social impact of such closures or energy transitions.

According to ExxonMobil’s 2023 Advancing Climate Solutions Progress Report, the company intends to invest approximately $17 billion on lower-emission initiatives from 2022 through 2027 focusing on carbon capture and storage, hydrogen, and biofuels.

The shifting energy landscape is already having immense impacts on workers and their communities. In some cases, it resulted in as much as 75% job loss, leaving a significant number of workers behind.

This level of uncertainty means ExxonMobil needs to plan robust worker and community engagement in order to lay out a roadmap for mitigating negative impact with measurable success.

In its “Investing in People” report, ExxonMobil narrates its commitment to invest in people for long-term careers and provide meaningful opportunities for employees to continuously develop the skills and capabilities necessary to succeed and achieve their potential.

While ExxonMobil’s Sustainability Report discusses its approach to human rights and socioeconomic management, these current reports outline existing mechanisms that do not specify how the company would address the wider impacts of decarbonization on workers or communities and alignment with commitments made in “Investing in People.”

As ExxonMobil begins to convert, transition or sell its operations, it will be essential to engage with workers and community leaders to consider the impacts on all stakeholders and lay out a roadmap for mitigating negative impacts with measurable success.

This means not only preserving as many existing jobs as possible, but also employing current energy workers in new roles and equipping them with the skills necessary to succeed, as well as ensuring the jobs of the future are good, family sustaining jobs.

When changes do result in lower employment, shareholders and corporate executives need to put in place vigorous safeguards to protect workers and their communities, including a bridge to retirement for older workers, robust health care supports to ease workers’ transition and skills training that will facilitate reemployment in other industries.

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card.

This all begins with a credible assessment of social impact that draws on the perspectives of workers themselves and their communities. The reporting should include time-bound indicators and metrics for investors to measure success.

The USW urges you to vote FOR Item 16.

Please contact Sabrina Liu at sliu@usw.org or 412-562-2482 with any questions.

About the USW - The USW represents 850,000 workers in North America employed in many industries that include metals, rubber, chemicals, paper, oil refining and the service and public sectors. The USW is a shareholder in ExxonMobil Corporation and represents more than 2,000 members at ExxonMobil facilities.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card.